Filed pursuant to Rule 424(b)(3)
File Nos.	333-135518
333-123815

Prospectus Supplement No. 1
(To Prospectus dated May 14, 2007)

VISTULA COMMUNICATIONS SERVICES, INC.

54,681,923 shares of common stock

This prospectus supplement supplements the Prospectus dated May 14, 2007 relating to the resale of 54,681,923 shares of our common stock. This prospectus supplement should be read in conjunction with the Prospectus.

Election of Douglas Benedict as Director

On May 11, 2007, our board of directors elected Douglas Benedict as a director and appointed Mr. Benedict to serve on our audit committee, compensation committee and nominating committee of the board of directors. Mr. Benedict will serve as chairman of our compensation committee. Mr. Benedict is currently serving as the senior vice president of Lockton Companies, the largest global privately-owned risk management and insurance specialist provider. Between 2001 and 2005, Mr. Benedict served as senior vice president of Cendant Corporation where he was responsible for managing a team of business development and marketing professionals to identify, research, negotiate, execute and manage multi-year exclusive third-party partnerships. In connection with Mr. Benedict’s election to our board of directors, Mr. Benedict was granted a non-statutory stock option to purchase up to 250,000 shares of our common stock. The option has an exercise price of $0.11 per share, representing the fair market value of our common stock on the date of grant. The option is immediately exercisable with respect to 50,000 shares of common stock purchasable thereunder and will vest and become exercisable with respect to the remaining shares of common stock purchasable thereunder in quarterly installments of 50,000 shares such that the option will be fully vested on the first anniversary of the date of grant (such quarterly installments to vest on the quarterly anniversary date of the date of grant). The option shall immediately become exercisable with respect to all shares purchasable thereunder upon a change of control.

In connection with the appointment of Mr. Benedict to the audit committee, compensation committee and nominating committee of our board of directors, J. Marcus Payne has resigned from his positions as a member of the audit committee, compensation committee and nominating committee effective as of May 11, 2007; however, Mr. Payne will remain as a member of our board of directors.

Consulting Agreement with Jack Early

On May 16, 2006, we entered into a consulting agreement with Jack Early, a director, relating to Mr. Early’s serving as our chief operating officer. Under the consulting agreement, we will pay Mr. Early an initial fee of $15,000 for services performed during the period from May 16, 2007 through May 31, 2007, which fee shall be payable on June 1, 2007. After June 1, 2007, Mr. Early will be paid fees at the rate of $10,000 per month which shall be payable in arrears in bi-monthly installments on the dates on which we make our payroll payments during the term of the consulting agreement. In addition, the consulting agreement provides for the grant to Mr. Early of a non-statutory stock option to purchase up to 250,000 shares of our common stock. The board of directors approved this grant and the other terms of the consulting agreement based on a recommendation from the compensation committee and fixed the exercise price per share at $0.06, which represents the closing price of our common stock on May 15, 2007 as reported on the Over the Counter Bulletin Board.

The option is exercisable for five years from the date of grant and shall vest and become exercisable with respect to 150,000 shares of common stock on December 31, 2007 and shall vest and become exercisable with respect to the remaining 100,000 shares of common stock on December 31, 2008, provided, in each case, that Mr. Early is an officer or director on such vesting date.

In connection with his appointment as chief operating officer, Mr. Early has resigned as a member of the compensation committee and the nominating committee of the board of directors.

Effective upon the appointment of Mr. Early, Ian Cope resigned his position as chief operating officer and was appointed to the newly created position of chief technology officer.

Investing in our common stock involves a high degree of risk.
See Risk Factors beginning on page 7 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 17, 2007